Exhibit 99.1

YAMANA GOLD ANNOUNCES ELECTION OF DIRECTORS

TORONTO, ONTARIO, April 29, 2015 ─ YAMANA GOLD INC. (TSX:YRI; NYSE:AUY) announced the results of the vote for the election of directors held at the Annual and Special Meeting of shareholders held earlier today.  Detailed results are presented below.

		Votes By Ballot
	Outcome of Vote	Votes For	Votes Withheld
Nominee
John Begeman	Carried	523,045,389	8,775,740
		(98.35%)	(1.65%)
Christiane Bergevin	Carried	522,641,131	9,179,998
		(98.27%)	(1.73%)
Alexander Davidson	Carried	404,614,053	127,207,076
		(76.08%)	(23.92%)
Richard Graff	Carried	521,681,227	10,139,902
		(98.09%)	(1.91%)
Nigel Lees	Carried	408,347,345	123,473,784
		(76.78%)	(23.22%)
Peter Marrone	Carried	484,515,060	47,306,069
		(91.10%)	(8.90%)
Patrick J. Mars	Carried	461,764,431	70,056,698
		(86.82%)	(13.17%)
Carl Renzoni	Carried	522,757,233	9,063,896
		(98.30%)	(1.70%)
Jane Sadowsky	Carried	522,551,157	9,269,972
		(98.26%)	(1.74%)
Dino Titaro	Carried	482,800,877	49,020,252
		(90.78%)	(9.22%)

About Yamana

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions throughout the Americas including Brazil, Argentina, Chile, Mexico and Canada. Yamana plans to continue to build on this base through existing operating mine expansions, throughput increases, development of new mines, the advancement of its exploration properties and by targeting other gold consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:

Lisa Doddridge
Vice President, Corporate Communications and Investor Relations
416-815-0220
1-888-809-0925
Email:  investor@yamana.com